UNITED STATES

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

American Oncology Network, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

028719102

(CUSIP Number)

Digital Transformation Sponsor LLC

10250 Constellation Blvd., Suite 2316

Los Angeles, CA 90067

(360) 949-1111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 028719102

1.	NAME OF REPORTING PERSON
Digital Transformation Sponsor LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
11,386,458 (1) (2)
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
11,386,458 (1) (2)
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,386,458 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.8% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes (i) 5,273,125 shares of Class A common stock and (ii) 6,113,333 shares of Class A common stock issuable upon exercise of warrants, which are exercisable within 60 days following the date hereof.

(2) Excludes 2,839,375 shares of Class A common stock subject to earnout.

(3) Based on 9,532,354 shares of Class A common stock issued and outstanding as of February 20, 2023, as reported in the Issuer’s Current Report on Form 8-K filed on September 26, 2023 filed by the Issuer with the Securities and Exchange Commission (the “SEC”), plus 6,113,333 shares of Class A common stock issuable upon exercise of the warrants.

CUSIP No.: 028719102

1.	NAME OF REPORTING PERSON
Kevin Nazemi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
11,386,458 (1) (2)
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
11,386,458 (1) (2)
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,386,458 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
72.8% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (i) 5,273,125 shares of Class A common stock and (ii) 6,113,333 shares of Class A common stock issuable upon exercise of warrants, which are exercisable within 60 days following the date hereof.

(2) Excludes 2,839,375 shares of Class A common stock subject to earnout.

(3) Based on 9,532,354 shares of Class A common stock issued and outstanding as of February 20, 2023, as reported in the Issuer’s Current Report on Form 8-K filed on September 26, 2023 filed by the Issuer with the SEC, plus 6,113,333 shares of Class A common stock issuable upon exercise of warrants.

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of American Oncology Network, Inc. (f/k/a Digital Transformation Opportunities Corp.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 14543 Global Parkway, Suite 110, Ft. Meyers, Florida 33913.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is filed on behalf of Digital Transformation Sponsor LLC, a Delaware limited liability company (the “Sponsor”), and Kevin Nazemi (“Mr. Nazemi”). Mr. Nazemi is the sole manager of the Sponsor. Each of the foregoing is referred to as a “Reporting Person” and collectively, as the “Reporting Persons” in this Schedule 13D.

This Schedule 13D relates to (i) Class A Common Stock of the Issuer, which were issued in exchange for the shares of Class B common stock, par value $0.0001 per share (the “DTOC Class B Common Stock”), of the Issuer originally issued to the Sponsor pursuant to that certain Securities Subscription Agreement, dated as of January 8, 2021, by and between the Issuer and the Sponsor (the “Securities Subscription Agreement”); and (ii) shares of Class A Common Stock underlying private placement warrants exercisable on a one-to-one basis (the “Private Placement Warrants”) pursuant to the Private Placement Warrant Purchase Agreement, dated as of March 9, 2021, by and between the Issuer and the Sponsor (the “Private Placement Warrant Purchase Agreement”).

The principal office and business address of the Reporting Persons is c/o Digital Transformation Sponsor LLC, 10250 Constellation Blvd, Suite 2316, Los Angeles, CA 90067.

(d) and (e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Sponsor acquired the Class A Common Stock upon conversion of the DTOC Class B Common Stock and the Private Placement Warrants in exchange for cash consideration in the amount of $25,000 and $9,170,000, respectively. The information set forth in Item 4 is incorporated by reference in its entirety into this Item 3.

Other than the foregoing, there have been no transactions effected by the Reporting Persons in the past 60 days with respect to the securities of the Issuer.

ITEM 4.	Purpose of Transaction.

The information set forth in Items 2 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons purchased the Class A Common Stock and/or the right to acquire the Class A Common Stock, as applicable, discussed below for investment purposes.

Class A Common Stock

In connection with the organization of the Issuer, the Sponsor purchased 7,187,500 shares of DTOC Class B Common Stock pursuant to the Securities Subscription Agreement for an aggregate purchase price of $25,000. On March 9, 2021, the Issuer effected a stock dividend of 0.2 shares for each share of DTOC Class B Common Stock outstanding, resulting in the Sponsor holding an aggregate of 8,625,000 shares of DTOC Class B Common Stock, which included an aggregate of up to 1,125,000 shares subject to forfeiture if the IPO over-allotment option was not exercised by the underwriter in full. On March 12, 2021, the underwriter partially exercised its over-allotment option, hence, 837,500 shares of DTOC Class B Common Stock were no longer subject to forfeiture. On March 15, 2021, the underwriter forfeited the remaining over-allotment option, and hence 287,500 shares of DTOC Class B Common Stock were subsequently forfeited. On March 9, 2021, the Sponsor transferred 75,000 shares of DTOC Class B Common Stock to the Issuer’s independent directors, and 150,000 shares of DTOC Class B Common Stock to Kyle Francis, the Issuer’s Chief Financial Officer, as an inducement to serve as officer and directors of the Issuer. Following such transactions, the Sponsor held 8,112,500 shares of DTOC Class B Common Stock. On March 7, 2023, in accordance with the terms of the DTOC Class B Common Stock, the Sponsor converted 8,112,500 shares of DTOC Class B Common Stock into shares of Class A Common Stock on a one-for-one basis.

Private Placement Warrants

In connection with the Issuer’s initial public offering, pursuant to the Private Placement Warrant Purchase Agreement, the Sponsor purchased an aggregate of 6,113,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $9,170,000, in a private placement. The Sponsor holds an aggregate of 6,113,333 Private Placement Warrants, each exercisable for one share of Class A Common Stock at a price of $11.50 per share.

The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Class A Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the Class A Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. The Reporting Persons intend to closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. The Reporting Persons may discuss such matters with the management or board of directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Class A Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional Class A Common Stock or dispose of some or all of the Class A Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.	Interest in Securities of the Issuer.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the cover page of the Reporting Person to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 72.8% of the outstanding shares of Class A Common Stock. Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 9,532,354 shares of Class A Common Stock outstanding as of February 20, 2023, plus the 6,113,333 shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants. As the sole manager of the Sponsor, Mr. Nazemi is deemed to beneficially own the shares of Class A Common Stock owned by the Sponsor. Mr. Nazemi has sole voting and dispositive power with respect to such shares.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Class A Common Stock during the 60 days prior to the date of filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Amended and Restated Sponsor Support Agreement

In connection with that certain Business Combination Agreement, dated October 5, 2022 and amended and restated on January 6, 2023 and further amended and restated on April 27, 2023, by and among the Issuer, DTOC Merger Sub, Inc., and American Oncology Network, LLC, the Sponsor agreed to subject 35% of the shares of Class A Common Stock held by it, or 2,839,375 shares of Class A Common Stock (the “Sponsor Earnout Shares”), to the following vesting and forfeiture provisions for the 5-year period following the closing of the business combination (the “Closing”):

•	the Sponsor Earnout Shares will vest when the volume-weighted average price of the Class A Common Stock equals or exceeds $13.50 per share for any 20 trading days within any 30 trading day period beginning after the Closing and ending 5 years following the Closing;

•	all of the Sponsor Earnout Shares will be released immediately upon the consummation of a change of control transaction within the 5-year period following the Closing; and

•	if the Sponsor Earnout Shares are not released pursuant to the foregoing provisions on or before the date that is 5 years after the Closing, then the Sponsor Earnout Shares will be forfeited immediately following such date.

The summary of the Amended and Restated Sponsor Support Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 1.

Amended and Restated Registration Rights Agreement

Upon the Closing, the Sponsor, together with certain other stockholders of the Issuer, executed an Amended and Restated Registration Rights Agreement, pursuant to which, among other things, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders (as defined therein) may demand at any time or from time to time, that the Issuer file a registration statement with the Securities and Exchange Commission to register the securities of the Issuer held by such Holders. The Registration Rights Agreement also provides the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. The summary of the Amended and Restated Registration Rights Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibit 2.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
1	Amended and Restated Sponsor Support Agreement by and among the Issuer, American Oncology Network, LLC, the Sponsor and the other parties thereto (incorporated by reference to Exhibit 10.11 to the Issuer’s Registration Statement on Form S-4 (File No. 333-271482) filed on July 12, 2023).
2	Amended and Restated Registration Rights Agreement by and among the Issuer, the Sponsor and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on September 26, 2023).
3	Joint Filing Agreement dated October 2, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2023	DIGITAL TRANSFORMATION SPONSOR LLC

	By:	/s/ Kevin Nazemi
Name: Kevin Nazemi
Title: Manager

Dated: October 2, 2023	/s/ Kevin Nazemi
Kevin Nazemi